Mail Stop 4561

May 21, 2007

Jian Huai Lin
President and Chief Executive Officer
China Public Security Technology, Inc.
Unit D, Block 2, Tian An Cyber Park, Chegongmiao
Shenzhen, Guangdong, 518040
People's Republic of China

>   **Re: China Public Security Technology, Inc.**
>   **Registration Statement on Form SB-2**
>   **Filed April 23, 2007**
>   **File No. 333-142303**

Dear Mr. Lin:

We have limited our review of the above-referenced filing to the disclosure items identified below and have the following comments. Where indicated, we think you should revise your documents in response to the comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements pursuant to Item 310(g) of Regulation S-B prior to effectiveness.

Selling Shareholders, page 17

2. Please include here a discussion of the January 16, 2007 transaction by which the selling shareholders obtained their shares and the material terms of the transaction. In addition, it appears that Roth Capital Partners an Oppenheimer &

Co. are registered broker dealers. Please revise to identify them as registered broker-dealers who received transaction-based compensation.

Certain Relationships and Transactions and Corporate Governance, page 40

3. We note that of the $2,175,204 in revenue reported for the period ended December 31, 2006, $1,185,449 was generated by a related party turnkey agreement with iASPEC and that those monies have not yet been received. It appears that the amount due under the turnkey agreement more than doubled to 3,004,272 in the first quarter of 2007 as indicated in Note 5 to the Form 10-QSBfor the period ended March 31, 2007, as amended. We further note that Mr. Lin, chief executive officer of China Public Security Technology, was also sole stockholder of iASPEC. Please amend your prospectus to provide the material terms of the payment arrangements regarding the outstanding amount owed by iASPEC to the company. Advise as to whether the payment terms are binding on the parties and direct us to any agreement provisions evidencing this. Risk factor disclosure in the section subtitled "Risks relating to our commercial relationship with iASPEC" indicating that a significant portion of the company's revenues have not yet been collected and addressing the payment terms appears to be warranted. Please advise or revise to provide such disclosure.

Signatures

4. Please indicate who is signing in the capacity of principal accounting officer or controller. See Instruction 1 to the Signatures section on Form SB-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Jian Huai Lin
China Public Security Technology, Inc.
May 21, 2007
Page 3

    * the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions should be directed to Maryse Mills-Apenteng at (202) 551-3457. If you still require further assistance, please contact the undersigned at (202)-551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 202-508-4321
Louis A. Bevilacqua, Esq.
Thomas M. Shoesmith, Esq.
Joseph R. Tiano, Jr., Esq.
Thelen Reid Brown Raysman & Steiner LLP